Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Filing Person: Kindred Healthcare, Inc.

Commission File No.: 001-14057

Subject Company: RehabCare Group, Inc.

Commission File No.: 001-14655

Dear Colleague,

Greetings. This marks our third edition of Combining Our Strengths as we progress forward in the planned integration of Kindred and RehabCare. I hope that everyone is finding this newsletter informative and responsive to all your questions.

Our integration teams are working on a great number of plans to ensure that after the close, the transition is as smooth as possible for everyone involved.

Now I’d like to answer the great questions we received this week:

Short-Term Disability was not listed as one of Kindred’s benefits in an earlier Combining Our Strengths, will we be offered this coverage as an option after RehabCare and Kindred merge together?

Kindred does provide short-term disability to all fulltime employees who meet the appropriate eligibility requirements, and presently it is provided at no charge to employees.

Has the close date been moved up to June 1? The press release said June 30.

We are working to complete the transaction as soon as possible, but anticipate that the closing will be on or about June 30. At this point some of the timing is beyond our control as it depends on certain rules and regulations that we must comply with before the transaction can be completed. But rest assured that we are all moving forward with the goal of combining Kindred and RehabCare as soon as possible.

If Kindred wants me to stay for a 30/60/90 day period post closing, do I have to stay until that date in order to get severance? If they know my job is eliminated, couldn’t I leave at close?

The reason there is an identified transition date for positions that won’t go forward is to ensure that there is a smooth transition post close. In order to receive a severance, you will need to stay until the date that has been agreed upon.

We have heard that Kindred has a uniform policy. Can you please clarify as my staff are wondering if they should buy more Triumph/RehabCare scrubs at this point.

The uniform policy for Kindred varies by location based upon the customer and facility management needs and practices. At this point, the recommendation would be to hold off on purchasing any branded Triumph or RehabCare scrubs until after the transaction closes and facility policies are clarified.

Does Kindred have a bonus plan for Program Directors and levels above? If so, what does that plan look like?

Yes, Kindred does have a short-term incentive compensation program that is offered to our Rehab Managers (Program Directors), as well as other field leadership. We plan to continue this practice after the close of the transaction. Please remember that for the remainder of 2011 RehabCare/Triumph employees will remain on your current plan.

Do you know how we are going to structure our Management tiers going forward with Kindred?

In regard to the organizational structure of the company post close, we will be reviewing our organization and will determine the optimal structure for the new RehabCare division. Needless to say, with the large span of control needs of the combined company, there will be plenty of opportunity for professional growth and development and to participate at the management level.

Can you please clarify what you meant by “outsourcing” relative to rehab services in an earlier Combining Our Strengths?

The original question was specific to the rehab therapists currently in the Triumph Hospitals. At some point after the close, it is our intent for those therapists to become

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RehabCare employees, but there will be no change in 2011. We will, under no circumstances, outsource therapy services to any third party vendor.

I had been employed by the Peoplefirst division of Kindred for 3 years, resigning my position in October 2010. I started working for Rehabcare the same month. Will I be able to combine these years as it affects seniority and benefits?

Thanks so much for a great question, and your dedicated service to both Peoplefirst and RehabCare. At this point, our plan after we combine the companies is that Kindred will honor your earliest date of current employment with RehabCare for the purposes of seniority and benefits. However, this policy is being reviewed and we may decide we can combine years.

My PDO (paid days off) is scheduled to increase in early 2012. What is the company’s plan for honoring this commitment?

At Kindred, PTO (paid time off) programs vary by division and, in some cases, by position. As you know, nothing will change with your PTO calculations in 2011 and we are currently in the process of reviewing any differences that may exist between Kindred and RehabCare PTO plans.

Is there a minimum percentage of matching for the 401(k)?

Kindred currently contributes a match to our 401(k) plan based on the company’s profitability, but there is no minimum contribution percentage. We will continue to look at this, along with other benefits for 2012.

In the near future, we (me, I’m a PT-PD, and my wife, is an OTA) would like to relocate from Los Angeles to Las Vegas and continue working for Rehab Care. Since Rehab Care does not have any opportunities in Nevada, moving to Kindred, we will be new employees, or will continue as previously. Is the Company assisting us with the new licenses in the State of Nevada?

Kindred has had significant growth in the Las Vegas market, and after the close we would be happy to consider you and your wife for open positions. As well, it is our policy to pay for state licenses. Of course, as we indicated earlier, if you were to relocate to Vegas or another location after the close, we would also honor your earliest date of service with RehabCare.

The RehabCare recruiting department has many seasoned recruiters for our industry, and a model of business where we are direct supports of the operations managers. Will this continue to be the model? Also, are there any plans of reducing the recruiting staff on either side of joining the two companies together?

Recruiting is a critical function for both Kindred and RehabCare and will continue to be after the companies are combined. As we proceed with the planned integration, we will look to combine the best practices of both companies into our recruiting practices.

In the event that after the transition our CBO is relocated what options will be offered to the employees? Would we be given the option to work from home or some type of relocation package in case we would need to move to make it more convenient for the commute to and from work?

We are assuming this question is specifically in reference to the Houston Central Business Office, (CBO), and there are no current plans to relocate that office after the closing.

Will there be training to learn Kindred’s process of operations, and if so, when would training occur for heads of departments at Triumph?

As soon as the process allows, Kindred will provide appropriate training with timing and schedules varying by department and function. More information about the training will be communicated as soon as we are able to do so.

I am a clinical staff person who was hired in October and I typically have a review and raise on the anniversary of my hire date. Will this change?

There will be no change to this cycle in 2011 post closing. For 2012, Kindred has no plan to change review cycles. Keep in mind, as we said before, Kindred does have an annual review process and similar to RehabCare, merit increases will be based on performance.

Can you provide more details about pay cycles?

At this time, we intend to maintain existing pay cycles for RehabCare and Triumph employees post closing, though some check dates may change to conform with certain state regulations once we close.

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I just want to take a moment to remind everyone that until the deal is closed, Kindred and RehabCare continue to be competitors and the two companies maintain our businesses as completely independent.

As I have stated in previous editions, I encourage everyone to submit any and all questions you may have regarding the planned transition to asktheceo@rehabcare.com or share it with

Patti Williams (corporate)

at pswilliams@rehabcare.com,

Brock Hardaway (Triumph)

at bhardaway@triumph-healthcare.com,

Mary Pat Welc (HRS)

at mpwelc@rehabcare.com,

or Pat Henry (SRS)

at pmhenry@rehabcare.com.

Thank you for your support and continued patience as we move through this process.

Thanks for all you do!

Benjamin A. Breier Chief Operating Officer Kindred Healthcare

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Additional Information About this Transaction

In connection with the proposed transaction with RehabCare Group, Inc. (“RehabCare”), Kindred Healthcare, Inc. (“Kindred”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. Kindred and RehabCare will mail the definitive proxy statement/prospectus to their respective stockholders. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by Kindred and RehabCare with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/ prospectus (when available) and the other documents filed by Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’s website at www.kindredhealthcare.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at www.rehabcare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings”.

Participants in this Transaction

Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Kindred’s executive officers and directors in Kindred’s definitive proxy statement filed with the SEC on April 1, 2010. You can find information about RehabCare’s executive officers and directors in its definitive proxy statement filed with the SEC on March 23, 2010. You can obtain free copies of these documents from Kindred or RehabCare, respectively, using the contact information above.

Forward-Looking Statements

Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties. Kindred and RehabCare caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kindred and RehabCare, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the receipt of all required licensure and regulatory approvals and the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred, including approval of the pending transaction by the shareholders of the respective companies, and Kindred’s ability to complete the required financing as contemplated by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that RehabCare fails to meet its expected financial and operating targets; (c) the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred stockholders as a result of the RehabCare acquisition; and (g) the ability of the Company to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas, Inc. (NYSE:VTR). Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Many of these factors are beyond the control of Kindred or RehabCare. Kindred and RehabCare disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.